FREE WRITING PROSPECTUS Filed pursuant to Rule 433 Registration Statement No. 333-206013

Deutsche Bank 6 March 2017 Raising capital, strengthening our German home base and repositioning for growth

FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-206013

Positioning for the future

- A EUR ~8 bn capital increase to place our CET1 ratio comfortably above 13%
- Focus our business into three distinct units to target specific growth opportunities and align cost and operations
  - **A** Reconfigure our Global Markets, Corporate Finance and Transaction Banking businesses into Corporate & Investment Bank (CIB), a corporate client-led investment bank
  - **B** Retain Postbank and integrate with German retail business to create the largest Private and Commercial Bank (PCB) in Germany and selectively grow global wealth management
  - **C** Reposition Deutsche Asset Management (DeAM) for growth through a minority IPO
- Structural cost reduction programme – targeting 2018 Adjusted Costs(1) of EUR ~22 bn and further reduction to EUR ~21 bn by 2021
- Targeting an annual post-tax RoTE of 10% in a normalized operating environment
- Proposal to pay 11 cents per share dividend(2) for FY2016
  Targeting competitive dividend payout ratio for FY2018 and thereafter

(1) Adjusted Costs defined as total noninterest expense under IFRS excluding costs related to restructuring & severance, litigation, impairment of goodwill and other intangibles
(2) Following the capital raise - and in consideration of the minimum dividend requirements under German stock company law - the management board intends to recommend a dividend of 11 cents per share for financial year 2016 and 8 cents per share for financial year 2015, with a record date for 2015 and 2016 dividends in May 2017

1

Progress since October 2015

Our objectives	Delivery since October 2015
Simpler & more efficient	– 5% yoy reduction in Adjusted Costs in 2016(1) – Retail transformation under way: staff reductions and branch network optimization in plan – Completed strategic disposals, including sale of Hua Xia stake, Abbey Life and US PCS – US Intermediate Holding Company (Deutsche Bank USA Corporation) established – Internalized ~2,000 technology engineers/IT staff, replacing ~2,700 external positions – Operating systems reduced from 45 in 2015 to 38 end of 2016
Less risky	– NCOU closed on schedule – Settled or otherwise resolved a significant number of large litigation matters – All country exits completed or on track for completion in 2017 – KYC policies and processes improved
Better capitalized	– Fully loaded (FL) CET1 ratio increased to 11.8% at 31 December 2016 – Reduced RWA to EUR 357 bn at 31 December 2016 from EUR 408 bn at 30 September 2015
Better run with more disciplined execution	– ~70% of top management layer new to this level or with new responsibilities – More efficient governance structure with reduced number of committees – Significant investments in control functions: ~1,000 new hires in Compliance/AFC by end 2017

(1) To exclude the impact of foreign exchange, 2015 Adjusted Costs was recalculated using 2016 monthly FX rates

2

Proposed capital measures

- EUR ~8 bn estimated gross proceeds through a fully underwritten rights issue by issuing up to 687.5 m new shares
- Subscription period expected to start end of March with closing of the transaction early April
- Further potential for capital accretion of up to EUR ~2 bn[1] from measures identified:
  - Minority IPO of Deutsche Asset Management
  - Additional business disposals



Impact on phase-in CET1 ratio (%)
13.4%
15.7%
12.6%
14.9%
9.5%
2016 reported
2016 pro-forma(2)
1 Jan 2017
1 Jan 2017 pro-forma(2)
2017 MDA(3)
Impact on FL CET1 ratio (%)
11.8%
14.1%
2016 reported
2016 pro-forma(2)
2019 MDA(3)
Impact on FL leverage ratio (%)
3.5%
4.1%
2016 reported
2016 pro-forma(2)

Note: 2016 reported ratios include a dividend accrual of EUR 0.4 bn in consideration of the management board's intention to recommend a dividend of 11 cents per share for financial year 2016 and 8 cents per share for financial year 2015, with a record date for 2015 and 2016 dividends in May 2017

(1) Through a combination of RWA and capital contribution
(2) Assumes capital raise of EUR 7.9 bn net of transaction costs and including associated impacts on CET1 capital, RWA and leverage exposure. Capital accretion from DeAM minority IPO and disposals not included in pro-forma capital levels
(3) MDA requirement for 2017 as per ECB SREP decision; 2019 MDA illustrative

3

Deutsche Bank A stronger, safer bank with significant growth opportunities Leading European bank with a global CIB franchise which has scale and strength to pursue growth No.1 position in German home market through creation of a market leading private and commercial bank Smaller corporate centre and infrastructure cost base aligned with businesses Earnings mix more geared towards stable businesses World-class asset management business repositioned for growth Capital levels above our CET1 ratio target Leading European bank with global transaction banking, corporate finance, capital markets, asset and wealth management capabilities Strong home base in Germany 1 4 2 3 4 5 6

Further measures to continue to deliver on our objectives

Simpler & more efficient	– Targeting an Adjusted Costs of EUR ~22 bn by 2018 and EUR ~21 bn by 2021[1] – Additional businesses identified for disposal (EUR ~10 bn RWA/ EUR ~30 bn leverage exposure) – Majority of disposals expected to take place over the next 18 months
Less risky	– Further steps to reduce client perimeter to enhance controls and improve profitability – Ongoing investment in strengthening control functions
Better capitalized	– Comfortably above 13% CET1 target – Continue to strengthen leverage ratio to 4.5% target – Further potential for capital accretion of up to EUR ~2 bn[2] identified by disposals / IPO actions – Selectively pursue revenue opportunities with increased capital strength
Better run with more disciplined execution	– Legacy asset portfolios identified with EUR ~20 bn RWA[3] and EUR ~60 bn leverage exposure – Front to back alignment by shifting/aligning large portions of infrastructure functions to divisions – Streamlining of technology, operations and overhead functions

(1) Cost targets include retention of Postbank (2016 Adjusted Costs of EUR 2.7 bn)
(2) Through a combination of RWA and capital contribution
(3) Excluding operational risk RWA of EUR ~15 bn

5

Our business model will be based on three divisions

Deutsche Bank

	A Corporate & Investment Bank (CIB)	B Private & Commercial Bank (PCB)	C Deutsche Asset Management (DeAM)
Revenues (2016, EUR bn)(1)	16.8	10.3	2.5
RWA (2016, EUR bn)(2)	238	86	9
Strategy	— Corporate-client led — Focus on increasing share of wallet with target clients with more selective deployment of balance sheet — Retain strong but more focused US footprint — Continue to grow our APAC franchise, particularly in transaction banking, advisory and capital markets business	— Formation of the largest private and commercial bank in Germany — Improved technology platform for Italy — Selectively grow global wealth management — Investments into digitalization to broaden client base and to drive efficiencies	— Attractive growth opportunities for Deutsche Asset Management as a standalone business — Minority IPO to level playing field with standalone asset managers — DB committed to retaining majority ownership

(1) Excludes revenues from 2016 disposals (EUR 1.3 bn). Consolidation & Adjustments (EUR (0.5) bn) and NCOU (EUR (0.4) bn) not shown
(2) Consolidation & Adjustments RWA (EUR 15 bn) and NCOU RWA (EUR 9 bn) not shown

6

A Combining our global markets, corporate finance and transaction banking businesses into one corporate-led CIB

Corporate-led Investment Bank



"Corporate" clients(1)
Corporate Finance
ECM
DCM
Advisory
Transaction Banking
Trade Fin.(3)
Cash Mgmt
Sec. Services(4)
Lending
Corporate
Real estate
Infrastructure
ABS
Hedging
FX Forward & Derivatives
Interest Rate Swaps
Credit Derivatives
Prime Finance
Secondary Markets
Equity, FX, Rates, Credit
"Institutional" clients(2)

Rationale for combining businesses

1 Rebalancing to a Corporate-led Investment Bank

- Shift resource allocation to corporate-led businesses, targeting ~65% of CIB RWA over time (excluding legacy assets and operational risk)

2 Regaining lost ground

- Positioning for growth opportunities and regain market share
- Selective investment in front office

3 Increase cross-sell opportunities

- Currently, 2/3rd of corporate clients have a relationship with only one part of CIB
- Cross-selling expected to enhance profitability and returns with our chosen clients

4 Improving cost efficiencies

- EUR ~0.7 bn of expected cost savings from infrastructure and front office support

(1) Corporate clients include corporations, infrastructure firms, private equity partnerships, governments, insurance companies, banks and other Non-Bank Financial Institutions
(2) Institutional clients include institutional investors, banks, clearing houses and pension funds
(3) Trade Finance (4) Securities Services

7

Deutsche Bank Total A CIB will be weighted towards corporate business Net revs. (EUR bn) % of RWA (ex Op. risk)(2) Aspiration(4) 9.6 55% ~65% 7.2 34% ~35% n.m.(3) 11% 0% 16.8 100% 100% Current State (2016) New CIB structure (2016 pro-forma) % of RWA (ex Op. risk)(2) Net revs. (EUR bn)(1) Origination & Advisory Transaction Banking Financing Sales and Trading: ?? FIC ?? Equities Legacy assets (1) Transfers between GM and CIB related to client coverage and product distribution eliminated across products (2) Excluding operational risk RWA; Current estimate based on population of assets expected to be transferred (3) 2016 revenues of NCOU not meaningful because they were impacted by actual de-risking measures in 2016 and are not linked to NCOU residual assets transferred to CIB as of Jan-17. For external reporting purposes NCOU will not be restated for all 2016 financials (4) Illustrative; assuming legacy assets fully run down Origination & Advisory (M&A, DCM, ECM) Transaction Banking Lending Financing Equities S&T NCOU residual Debt S&T FIC 3% 20% 15% 17% 35% 7% 3% 2.3 4.5 0.2 2.6 4.7 2.5 n.m.(3) Total 16.8 100% 8

Deutsche Bank A Tangible growth opportunities continue to exist in CIB Target: Regain #1 position in Europe with strong and profitable franchises in the US and APAC Broaden and deepen strategic relationships to specifically drive M&A and ECM Extend corporate DCM leadership into FIG(1) capital and SSAs(2) Target: Capitalize on top tier global transaction banking position to gain global wallet share Monetize infrastructure investment and top line growth in Asia to reduce cost to income ratio Cross sell cash management on back of leading trade finance business Deepen sale of integrated transaction settlement linked FX service Target: Maintain leading Credit Financing and Solutions franchise(3) Deploy capital to maximize economies of scale across ABS, CRE and TIE(4) Maintain leading leveraged finance franchise Target: Top 5 globally, Top 3 in Europe and in our selected focus business areas Broaden and deepen strategic partnerships for insurance and pensions industry in Rates Invest in cutting edge technology to become the top FX Payments and Treasury Solutions provider Target: Tier 1 international equity franchise with leading Prime and Investment Solution platforms Selectively recapture Prime client balances and market share in Equity Trading & Derivatives Enhance liquidity and collateral management Financing Transaction Banking Origination and Advisory FIC Sales and Trading Equities Sales and Trading (1) Financial Institutions Group (2) Sovereign, supranational and agency clients (3) Source: Coalition (based upon DB’s internal structure and product offering) (4) ABS = Asset-backed securities; CRE = Commercial Real Estate; TIE = Transportation, infrastructure and energy 9

Deutsche Bank Legacy assets to be run down in CIB RWA and leverage split of legacy asset portfolio A Additional legacy assets identified as portfolios not consistent with new corporate led CIB strategy move derivatives to a more efficiently cleared and collateralized business model complete exit of the single name CDS and RMBS business exit of equity derivative credit risk positions Legacy assets intended to be run down within CIB business DB will seek to be opportunistic and accelerate run down if it is economically attractive to do so Drag of legacy asset portfolio estimated to represent ~200 basis points on CIB RoTE per annum RWA (excluding operational risk) and leverage exposure targeted to be reduced to EUR ~12 bn and EUR ~30 bn respectively by 2020 (1) Estimated maturity profile of majority of portfolios for different products (2) Includes residual uncleared CDS (3) Current estimate based on population of assets expected to be transferred EUR bn Maturity profile (years)(1) RWA ex operational risk(3) Leverage exposure(3) Rates 5 – 15 9 ~30 Credit(2) 3 – 8 4 20 Equity derivatives 3 1 1 EM <1 1 1 NCOU residual (GM/CIB) 10 – 15 6 6 Total (excl. operational risk) ~20 ~60 Total (incl. operational risk) ~35 ~60 10

B Consolidate position as leader in the strongest European economy

Facts on German market	
Strong economy	– Strongest economy in Europe – Number 1 export nation in Europe – Population with increasing need of financial advisory in times of low interest rates (e.g. capital markets products) – Strong corporates and world-class midcap sector with high banking demands
Changing banking sector	– Highly competitive market environment with large savings & cooperative banks network – Increasing market consolidation within all sectors – Low interest rate environment putting pressure on margins and forcing market participants to adjust pricing model – Strong credit quality with NPLs being amongst the lowest in Europe – DB as only truly international bank incorporated in Germany

Key drivers for revised home market positioning

- Grow stable business in healthy home market, both in private and commercial banking
- Strong home market is a pre-requisite for our international business
- DB and Postbank significantly improved their starting position in last 2 years
- Revised view on leverage target requirements
- Integration supports diversification of DB's funding mix
- Revised view on possible degree of integration of Postbank resulting in scale and incremental synergies

11

B Targeting 3 clear segments in private and commercial market

Current state: PCB Germany (FY2016)

	Postbank	Deutsche Bank	Deutsche Bank Wealth Management
Revenues (EUR bn)	3.4	3.5	0.4
RWAs (EUR bn)	42	18	2
Customers	~13 m	>7 m	16 k

Future state: PCB Germany

Positioning	Retail Banking	Private and Commercial Banking	Wealth Management
Operating platform	Shared operations / IT platform / digital investments		

Priorities

- Re-align German structure by consolidating legal entities, central functions and operations to cater for cost and funding opportunities
- Migration onto one of the existing IT platforms and decommission platforms
- Establish differentiated client and product strategy tailored for each customer segment
- Leverage existing digital client base (with almost 10m online banking customers) and develop high-speed digital innovation unit to tap existing and new client groups (e.g. 'Millennials')

12

B Phased plan for combination

Phase 1 *Validation*	Phase 2 *Migration and combination*	Phase 3 *Optimization*

— Finalization of existing transformation programs with cost reductions of EUR ~0.4 bn in 2017/18
— Curtail impact of duplicative investment
— Joint determination / validation of integration cornerstones, including:
  — Configuration of Legal Entity setup
  — Future IT / operations platform
  — Future management team and governance model
	— Preparation and execution of IT migration to one joint platform
	— Integration of operations processes and entities
	— Consolidation of central functions
	— Leveraging existing digital position and bundling of digitalization initiatives to develop future, leading setup in Germany
		— Streamlining of branch and agency networks
		— Final roll-out of targeted operating model per segment, including potential re-segmentations
		— Targeting full run-rate synergies of EUR ~0.9 bn(1) and a CIR below 65%
		— Estimated EUR ~1.0 bn severance and restructuring costs over 2017-2021(2)

The integration work plan is structured along three clearly defined phases over the next 3-5 years

(1) Full run-rate synergies to be achieved in 2022
(2) Incremental charges relating to investment in IT and other support functions of EUR ~0.9 bn are included in the Adjusted Costs targets for 2018/2021

13

Deutsche Bank Minority IPO of Deutsche Asset Management to facilitate growth Minority IPO DB will maintain control with a majority stake SE headquartered in Germany Limited separation issues, with preparations under way IPO planned to be completed within the next 24 months IPO overview Expected to unlock intrinsic value of DeAM Allows more focused management of revenue growth and cost efficiency Provides additional capital benefit although not the primary rationale for the transaction Benefit for DB Enhanced external profile of DeAM Own currency and greater operational flexibility for future growth opportunities Separate incentive model for staff Benefit for DeAM C 14

Deutsche Bank Deutsche Asset Management is a leading diversified global asset manager C Active Passive Alternatives EUR 529 bn of invested assets (Dec-16) EUR 98 bn of invested assets (Dec-16) EUR 79 bn of invested assets (Dec-16) Alternatives 12% Multi-Asset 12% Liquidity 9% Fixed Income 43% Equity 24% Asia-Pacific EMEA 5% ex Germany 25% Germany 40% Americas 30% #6 Exchange Traded Products player globally (#2 in Europe)(2) Real estate: ~1,000 properties and 40-year heritage Infrastructure: 20yr track record A leading position in Germany and Europe Direct 2% Insurance 23% Institutional 30% DB Network 13% Retail Intermediary 32% Well balanced across regions, asset classes and distribution (Dec-16) #1 Retail AM Germany(1) #2 ETPs/ETFs Europe(2) #2 Insurance AM globally(3) #4 Retail AM Europe(4) #4 Infrastructure investments globally(5) 63% / 72% Of AuM outperforming 3y & 5y benchmarks(6) Note: Splits indicated above are based on invested assets (1) BVI statistics mutual funds: Oct 2016 (2) ETFGI Research: Jan 2017 (3) Eager, Davis & Holmes: Dec 2015 (4) Broadridge: 3Q2016 (5) Willis Towers Watson Global Alternatives Survey 2016 (6) Deutsche AM Internal Performance Reporting 15

A detailed plan to reduce costs by 2021

2016 Adjusted Costs and cost targets (EUR bn)



Severance and restructuring costs estimated to be EUR ~2 bn over the period 2017-2021 (~70% to be incurred over next 2 years); all other investments included in Adjusted Costs
29.4
Impairment of goodwill & other intangibles
1.6
Litigation
2.4
Restructuring /severance
0.7
Adjusted Costs
24.7
24.7
(0.6)
24.1
~(0.9)
~(1.3)
~(1.1)
~0.9
~0.3
~22
~(0.4)
~(0.5)
~21
– Front to back alignment and elimination of duplication through shifting large portions of infrastructure functions to divisions
– Reduced IT spend and higher efficiency following technology upgrade
– Delayering of management, mid office and sales overheads
– Reduction in non-revenue generating front office staff in CIB with selective investment in key areas
– Ongoing PCC and Postbank transformation
– Includes impact from PCC/Postbank integration
2016 non-interest expenses
2016 Adjusted Costs
Disposals (completed)
2016 Adjusted Costs ex completed disposals
Disposals (planned)
Infrastructure streamlining
Cost reduction in businesses
Front office investment
Compliance/ controls investment
2018 Adjusted Costs target
Infrastructure streamlining
Cost reduction in businesses
2021 Adjusted Costs target

Note: Figures highlighted above in green and yellow columns are management cost saving targets over the indicated periods

16

Deutsche Bank 33.5 30.0 29.1 (0.9) 2015 net revenues (reported) Operating items Nonoperating items 2016 net revenues (reported) Completed disposals 2016 net revenues (postcompleted disposals) 2017/18 planned disposals Potential revenue drivers (1) The revenue impacts highlighted by fading grey and green columns are illustrative and not to scale Challenging market backdrop Reduced client activity DB specific issues driving loss of market share Low interest rate environment Business perimeter decisions Significant revenue upside opportunities in the medium term Net revenues (EUR bn)(1) Abbey Life, PCS, Hua Xia, NCOU close down Potential medium term drivers(1) Macro-economic improvements Normalization of operating environment with improved macroeconomic outlook and upside from higher interest rate environment Improving competitive environment in Germany NCOU disposals DB specific actions: Regain market share from improved capital position and franchise rebuild Capital deployment to clients 17

A stronger, safer bank with significant growth opportunities

1 Capital levels above our CET1 ratio target	2 Leading European bank with a global CIB franchise which has scale and strength to pursue growth	3 No.1 position in German home market through creation of a market leading private and commercial bank	4 World-class asset management business repositioned for growth	5 Smaller corporate centre and infrastructure cost base aligned with businesses	6 Earnings mix more geared towards stable businesses
2016 pro-forma fully loaded CET1 ratio of 14.1%[(1)]	Positive start to 2017	Over 20 m retail and commercial clients in Germany	Ability to manage cost base independent of the bank	Adjusted Costs target of EUR ~22 bn by 2018, EUR ~21 bn by 2021	Cost efficiency from Postbank-PCC Germany merger and reconfiguration of IB towards businesses with stable earnings

Leading European bank with global transaction banking, corporate finance, capital markets, asset and wealth management capabilities

Strong home base

(1) Assumes capital raise of EUR 7.9 bn net of transaction costs

18

Deutsche Bank

Appendix

19

Deutsche Bank Transaction timetable Action Date Expected publication of prospectus and publication of subscription offer 20 March Expected start of subscription period and rights trading (FSE and NYSE) 21 March Expected end of rights trading New York Stock Exchange 31 March Expected end of rights trading Frankfurt Stock Exchange 4 April Expected end of subscription period 6 April Expected closing and settlement 7 April / 11 April Publication of Q1-2017 Results & Analyst Call 27 April Annual General Meeting (Frankfurt) 18 May 20

Deutsche Bank 2016 Financials – Old vs. New Structure FY2016, in EUR m unless stated otherwise 21 Old Structure Group GM CIB PWCC Postbank AM C&A NCOU ACB (reported) (24,734) (8,017) (4,910) (6,219) (2,729) (1,759) (123) (977) Adj. For disposals and NCOU exclusion 613 — 145—86—382 New Structure Group AM C&A NCOU ACB Adj. (24,121) (12,927) (8,803) (1,674) (123) (595) New CIB PCB Old Structure Group GM CIB PWCC Postbank AM C&A NCOU RWA (reported) 357.4 157.9 79.7 43.9 42.2 9.0 15.6 9.2 Adj. For disposals and NCOU exclusion (9.7) — (0.2) — (0.3) (9.2) New Structure Group AM C&A NCOU RWA Adj. 347.7 9.0 15.3— New CIB PCB 237.6 85.8 Revenues Old Structure Group GM CIB PWCC Postbank AM C&A NCOU Revenues (reported) 30,014 9,290 7,483 7,717 3,366 3,020 (480) (382) Adj. For disposals and NCOU exclusion (943) — (779)—(537) (10) 382 New Structure Group AM C&A NCOU Revenues Adj. 29,071 2,483 (490)— New CIB PCB 16,773 10,304 RWA (in EUR bn) ACB (1) (1) Costs associated with Maher

Our new financial targets are consistent with a simpler, safer Deutsche Bank

Adjusted Costs (including Postbank)	EUR ~22 bn by 2018 EUR ~21 bn by 2021
Post-tax RoTE (normalized operating environment)	~10%
Dividend per share	Targeting competitive payout ratio for FY2018 and thereafter
CET 1 ratio	Comfortably above 13%
Leverage ratio	4.5%

22

Deutsche Bank This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 11 March 2016 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2016 Financial Data Supplement, which is available at www.db.com/ir. Cautionary statements 23

Deutsche Bank European Economic Area This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of Deutsche Bank AG. This document does not constitute a prospectus within the meaning of the EC Directive 2003/71/EC of the European Parliament and Council dated 4 November 2003, as amended (the “Prospectus Directive”). The public offer in Germany and the United Kingdom will be made solely by means of, and on the basis of, a securities prospectus which is to be published following its approval by the German Federal Financial Supervisory Authority (BaFin). Any investment decision regarding any subscription rights or shares should only be made on the basis of the prospectus which will be published after its approval and will be available for download on the internet site of Deutsche Bank AG (www.db.com/ir). Copies of the prospectus will also be readily available upon request and free of charge at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany. In any Member State of the European Economic Area that has implemented the Prospectus Directive (other than Germany or the United Kingdom) this communication is only addressed to, and directed at, qualified investors in that Member State within the meaning of the Prospectus Directive. United Kingdom This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies falling within Article 49(2)(a) to (d) of the Order, or (iv) other persons to whom it may lawfully be communicated, (all such persons together being referred to as “relevant persons”). The new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Notice to U.S. persons The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus the issuer expects to file with the SEC and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling Deutsche Bank at +49 69 910-35395. Australia This document does not constitute an offer of securities to any person or an invitation to any person to apply for the issue of securities. This document will not be lodged with the Australian Securities and Investments Commission. This document is only being distributed to, and is only directed at, wholesale clients in accordance with section 761G of the Corporations Act 2001 (Cth) or persons to whom disclosure is not otherwise required under section 708 of the Corporations Act 2001 (Cth). Canada This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. Before you invest, you should read the Canadian offering memorandum the issuer expects to file with the Canadian securities regulatory authorities and other documents the issuer has filed and will file with the Canadian securities regulatory authorities for more complete information about the about the issuer and this offering. You may get these documents, once filed, free of charge by visiting SEDAR at www.sedar.com. Alternatively, you can request a copy of the Canadian offering memorandum after it is filed by calling Deutsche Bank at +49 69 910-35395. NOT FOR PUBLICATION IN JAPAN Legal Notices 24